中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED
CHALCO

November 19, 2015

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Reynolds:

Aluminum Corporation of China Limited Annual Report on Form 20-F
Response dated October 22, 2015
(File No. 001-15264)

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comment of the Staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") on our Annual Report on Form 20-F **("2014 Annual Report")** response dated October 22, 2015 (the "**Comment Letter**"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

Exhibits

1. Please provide an expanded response to prior comment 1 to explain more clearly why you have not filed the agreements governing your loans and the instruments governing your medium notes and long term bonds as exhibits, given your financial condition as at and for the year ended December 31, 2014. Your response should address your aggregate medium and long term indebtedness and explain clearly why the indebtedness should not be consolidated for the purposes of disclosure and Instruction 2(b)(i).

The Company respectfully advises the Staff that the Company has considered the Form 20-F Instructions as to Exhibits, No. 2.(b)(i), and has applied it when filing exhibits. The Company respectfully submits that the total amount of securities authorized under each medium-term note instrument, each medium-term bond instrument or each long-term bond instrument issued by the Company and its subsidiaries as of December 31, 2014, as disclosed on page 89 and page F-141 of the 2014 Annual Report, did not exceed 10% of the Company's total assets, on a consolidated basis, as of December 31, 2014, which amounted to RMB192,631,971,000 (equivalent to US$31,046,638,000), as disclosed on page 12 of the 2014 Annual Report. The table setting out the face value, maturity, effective interest rate and outstanding amount of the Company's outstanding long-term bonds, medium-term bonds and medium-term notes as of December 31, 2014, on page 89 of the 2014 Annual Report, is reproduced below for illustration purpose:

Notes and Bonds

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding long-term bonds and medium- term notes as of December 31, 2014:

	Face value/ maturity	Effective interest rate	December 31, 2014
			(RMB in thousand)
2007 long-term bonds	2,000,000/2017	4.64%	1,993,821
2010 medium-term notes	1,000,000/2015	4.34%	998,249
2010 medium-term notes	1,000,000/2015	4.20%	998,040
2011 medium-term notes	5,000,000/2016	6.03%	4,896,842
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000
2012 medium-term bonds	2,000,000/2015	5.13%	1,999,473
2012 medium-term bonds	3,000,000/2017	5.77%	2,989,167
2013 medium-term bonds	3,000,000/2018	5.99%	2,981,609
2013 medium-term bonds	2,000,000/2016	6.07%	1,994,753
2014 medium-term bonds	3,000000/2017	7.35%	2,979,639
Total			**22,231,593**

The Company clarifies that each of the medium-term notes, medium-term bonds and long-term bonds, listed on the left column of the table above, is governed by an individual instrument. Using the 2011 medium-term notes as an example, which bear the highest face value amongst the Company's outstanding long-term bonds, medium-term bonds and medium-term notes as of December 31, 2014, the total amount of securities authorized under the 2011 medium-term notes is merely 2.60% of the Company's total assets, on a consolidated basis, as of December 31, 2014. (*RMB 5,000,000,000/ RMB192,631,971,000 = 2.60%*) The total amount of securities authorized under each individual instrument governing the Company's long-term bonds, medium-term bonds or medium-term notes as of December 31, 2014, did not exceed 2.60% of the Company's total assets, on a consolidated basis, as of December 31, 2014. The Company further clarifies that the two "2010 medium-term notes" referred in the table above refer to two separate and individual instruments and should not be aggregated when calculating the total amount of securities authorized under the same instrument. The same principle applies to the two "2012 medium-term bonds" and the two "2013 medium-term bonds".

Based on the foregoing, the Company considers that it is not required to aggregate the 10 individual instruments governing its medium-term notes, medium-term bonds or long-term bonds as of December 31, 2014 and that the total amount of securities authorized under each instrument did not exceed 10% of the Company's total assets, on a consolidated basis, as of December 31, 2014. Therefore, the Company did not file agreements governing its loans and instruments governing its medium notes and long term bonds for the year ended December 31, 2014 as exhibits of the 2014 Annual Report.

* * *

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for your assistance in this matter.

Yours sincerely,

/s/ Xu Bo

Xu Bo
Company Secretary
Aluminum Corporation of China Limited

cc: Lance Chen, Baker & McKenzie, Lance.Chen@bakermckenzie.com
Rachel Wang, Baker & McKenzie, Rachel.Wang@bakermckenzie.com